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June 22, 2021
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Mr. Daniel Greenspan
Ms. Megan Miller

Re:	Nuveen Investment Trust II (the “Registrant”)
Registration Statement on Form N-14
File No. 333-256392

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 17, 2021 and June 18, 2021, with respect to the Registrant’s Registration Statement on Form N-14 filed on May 21, 2021 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the proposed reorganization of Nuveen Large Cap Core Fund (the “Target Fund”), a series of Nuveen Investment Trust, into Nuveen Santa Barbara Dividend Growth Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Acquiring Fund and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement; any page references herein refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

General

1.

Comment:       Please provide an undertaking to file the executed opinion of counsel supporting the tax matters discussed in the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission following the closing of the Reorganizations.

Response:       The Registrant confirms that this undertaking is provided in Item 17.(3) in Part C of the Registration Statement and further confirms this undertaking.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

June 22, 2021

Q&A Section

2.	Comment: Please align the disclosure in the Q&A captioned “Who will bear the costs of the Reorganization?” with description of the allocation of expenses in “Reorganization Expenses” on pages 29-30.

Response:       The Registrant has revised the disclosure as follows emphasis added):

The Agreement provides that the direct costs of the Reorganization will be allocated between the Funds ratably based on the cost savings each Fund is projected to experience in the first year. ~~Based on the expected cost savings resulting from the Reorganization, the Target Fund will bear the expenses of the Reorganization; however, because and~~ Because the Acquiring Fund is not expected to experience any significant cost savings due to the Reorganization, the Acquiring Fund will not be allocated any direct costs of the Reorganization. Because the Target Fund is operating above its expense cap, it is anticipated that the Adviser ~~or an affiliate will bear~~ will reimburse all of the direct expenses of the Reorganization ~~that would otherwise be~~ allocated to the Target Fund~~s~~.

Joint Proxy Statement/Prospectus

3.	Comment: Please revise the disclosure under “The Proposed Reorganization—Summary— Background” to include the estimated amount of expenses associated with the Reorganization.

Response:       The Registrant has revised the disclosure the disclosure as follows (emphasis added):

However, to the extent that a Fund’s expenses, including the direct costs of the Reorganization, would exceed the Fund’s current expense cap, the Adviser or an affiliate (the Adviser and its affiliates, collectively, “Nuveen”) will bear the portion of the Reorganization expenses necessary for the Fund to operate within its existing expense cap. Because the Acquiring Fund is not expected to experience any significant cost savings due to the Reorganization, the Acquiring Fund will not be allocated any direct costs of the Reorganization. Because the Target Fund is currently operating above its existing expense cap, it is anticipated that Nuveen will ~~bear~~ reimburse all of the direct expenses of the Reorganization ~~that would otherwise be~~ allocated to the Target Fund~~s~~, estimated to be approximately $350,000.

4.

Comment:       For the fee and expense tables in the Proxy Statement/Prospectus, please confirm that the tables accurately reflect each Fund’s current fees and expenses or provide the information as of a more recent date.

Response:       The Registrant confirms that the operating expense ratios for the current fiscal period of the Fund (annualized) through a recent date, do not differ materially from the information presented.

U.S. Securities and Exchange Commission

June 22, 2021

5.	Comment: Please supplementally reconcile the amount of unused capital loss carryfowards as disclosed in “Material Federal Income Tax Consequences” with each Fund’s most recent financial statements.

Response:       The amount of unused capital loss carryforwards shown the Registration Statement are for the period ended January 31, 2021 (the date of other financial tables), whereas the Target Fund’s most recent fiscal year end is August 31,2020 and the Acquiring Fund’s fiscal year end is July 31, 2020. The reduction of the unused capital loss carryforwards from the Funds’ fiscal year ends to the balances presented as of January 31, 2021 are due to gains generated in that period which offset the capital loss carryforwards, resulting in the lower unused capital loss carryforwards presented.

6.

Comment:       Please revise or remove the disclosure in “Voting Information and Requirements—Voting by Proxy” regarding broker non-votes given that the only proposal at the Special Meeting is “non-routine” under New York Stock Exchange Rules.

Response:       The Registrant will revise the disclosure to read as follows (emphasis added):

Abstentions and broker non-votes (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) count as present for purposes of determining quorum but do not count as votes “FOR” the Reorganization and thus have the same effect as a vote “AGAINST” the Reorganization. Because the single matter presented at the Special Meeting is a “non-routine” matter for which a broker or nominee does not have discretionary voting power under New York Stock Exchange rules, there are unlikely to be any broker non-votes at the Special Meeting.

7.	Comment: Please supplementally confirm that there have been no material changes to the Acquiring Fund capitalization table since January 31, 2021.

Response:       The Registrant confirms there have been no material changes to the Acquiring Fund’s capitalization since January 31, 2021. The Registrant notes that the Acquiring Fund has experienced an increase in assets since January 31, 2021 as a result of ordinary course purchases and redemptions, and market value fluctuations.

Statement of Additional Information

8.	Comment: Please confirm and disclose in the “Supplemental Financial Information” which Fund will be the accounting survivor.

Response:       The Registrant confirms that the Acquiring Fund will be the accounting survivor of the Reorganization. The Registrant has added the requested disclosure.

U.S. Securities and Exchange Commission

June 22, 2021

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Sincerely,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder